UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ROCKET PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

77313F 106

(CUSIP Number)

RTW Investments, LP

Attn: Roderick Wong

412 West 15th Street, Floor 9

New York, New York 10011

Copies to:

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, California 94105

(415) 393-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 77313F 106

1	NAME OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,407,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,407,319*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,407,319*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%*
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA, OO

CUSIP No. 77313F 106

1	NAME OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,407,319*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,407,319*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,407,319*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.6%*
14	TYPE OF REPORTING PERSON (See Instructions) HC, IN

*	The above-referenced shares of common stock, par value $0.01 per share (the “Common Stock”) of Rocket Pharmaceuticals, Inc. (the “Issuer”), reported hereunder are held by one or more funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”). The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all such shares of Common Stock held by the Funds. Roderick Wong is the Managing Partner and Chief Investment Officer of the Adviser.

SCHEDULE 13D

Explanatory Note: This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of RTW Investments, LP and Roderick Wong (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on January 16, 2018 (the “Original 13D”), with respect to the Common Stock of the Issuer.

Items 1, 2, 3, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Original 13D shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original 13D.

This Amendment is filed pursuant to the Joint Filing Agreement as executed by the Reporting Persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 2 to the Original Schedule 13D is incorporated by reference herein.

Item 1.	Security and Issuer

Item 1 of the Original 13D is hereby amended and restated in its entirety as follows:

This Amendment relates to the Common Stock of the Issuer.

The address and principal office of the Issuer is 350 5th Avenue, Suite 7530, New York, New York 10118.

Item 2.	Identity and Background

Item 2 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) – (c) and (f)

Each of the Reporting Persons are filing this statement.

The address and principal office of the Reporting Persons is 412 West 15th Street, Floor 9, New York, New York 10011.

Roderick Wong is the Managing Partner and Chief Investment Officer of RTW Investments, LP. Mr. Wong also serves as the Chairman of the Board of Directors of the Issuer. Mr. Wong is a citizen of the United States of America.

(d) – (e)

During the past five years, neither Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

Since the date of the Original 13D, an investment fund managed by RTW Investments, LP purchased 967,742 shares of Common Stock directly from the Issuer for an aggregate purchase price of $15,000,001, pursuant to a Subscription Agreement, dated as of November 27, 2018 (the “Subscription Agreement”), between the Issuer and RTW Innovation Master Fund, Ltd. The description of the Subscription Agreement is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

Items 7 through 11 and 13 of the cover pages of this Amendment and the footnote thereto are incorporated herein by reference.

(c)

Except as described herein, neither Reporting Person has acquired or disposed of any shares of Common Stock during the past 60 days.

(d) – (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended to add the following:

The information contained in Items 3 and 4 of this Amendment is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following exhibits:

Exhibit	Description

1.	Subscription Agreement, dated as of November 27, 2018, by and between Rocket Pharmaceuticals, Inc. and RTW Master Innovation Fund, Ltd.†

†	Incorporated by reference from Exhibit 10.1 filed with that certain Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on November 29, 2018 by Rocket Pharmaceuticals, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

RTW INVESTMENTS, LP

By:	/s/ Alice Lee
Alice Lee, as attorney-in-fact

RODERICK WONG

By:	/s/ Alice Lee
Alice Lee, as attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).